Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2016	2015
Earnings available to cover fixed charges:
Income before income taxes	$715	$736
Less: Income from equity investees	1	1
	714	735
Plus: Fixed charges	177	166
Amortization of capitalized interest	4	3
Less: Capitalized interest	4	5
Earnings available to cover fixed charges	$891	$899
Fixed charges (*):
Interest	$157	$144
Capitalized interest	4	5
Interest portion of rental expense	16	17
Total fixed charges	$177	$166
Ratio of earnings to fixed charges	5.03x	5.42x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

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